UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of December 2003

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes             No     X

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Completion of Share Repurchase for Share Retirement

We hereby inform you that KT Corporation (NYSE symbol: KTC) has completed to purchase shares for retirement of shares as follows:

1.	Purpose of share repurchase: Share retirement

2.	Number of shares planned to repurchase: 5,836,600 common shares

3.	Number of shares repurchased: 5,836,600 common shares.

4.	Total value of shares repurchased: approximately Won 273,545 million

5.	Repurchase price of shares: Won 46,867 per share

6.	Period of share repurchase: October 21, 2003 to December 4, 2003

7.	Proposed action plan: Purchased shares will be retired as soon as practicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 8, 2003

KT Corporation

By:	/s/ Wha Joon Cho

Name:	Wha Joon Cho
Title:	Managing Director